Exhibit 99.1

Bitfarms Schedules Third Quarter 2025 Conference Call on November 13, 2025

Toronto, Ontario and New York, New York (October 30, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or the “Company”), a North American energy and digital infrastructure company, will report its third quarter 2025 financial results on Thursday, November 13th before the market opens. Management will host a conference call on the same day at 8:00 am EST. All Q3 2025 materials will be available before the call and can be accessed on the ‘Financial Results’ section of the Bitfarms investor site.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

With a focus on U.S. growth, Bitfarms’ 1.3 GW energy pipeline is more than 80% U.S.-based and clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com
https://x.com/Bitfarms_io
https://www.linkedin.com/company/bitfarms/

Investor Relations Contact:

Laine Yonker

Investors@bitfarms.com

Media Contact:

Caroline Brady Baker

cbaker@bitfarms.com